September 21, 2022

VIA EDGAR TRANSMISSION

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Doris Stacey Gama

Re:	Panbela Therapeutics, Inc.
Registration Statement on Form S-1 (Registration No. 333-267000)
Withdrawal of Acceleration Request Resubmission of Acceleration Request

Ladies and gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on September 16, 2022, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for September 19, 2022, at 5:30 p.m., Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”).

Withdrawal of Acceleration Request

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Resubmission of Acceleration Request

In accordance with Rule 461 under the Act, the Company hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on September 22, 2022, at 5:30 p.m., Eastern Time, or as soon as thereafter possible. The Company hereby acknowledges its responsibilities under the Act as they relate to the proposes public offering of the securities specified in the Registration Statement.

Please direct any questions or comments concerning this request to Joshua L. Colburn of Faegre Drinker Biddle & Reath LLP, counsel to the Company, at +1 (612) 766-8946.

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Very truly yours,

PANBELA THERAPEUTICS, INC.

By:	/s/ Susan Horvath
Name:	Susan Horvath
Title:	Vice President of Finance, Chief Financial Officer, Treasurer and Secretary